CUSIP No. 552074106               SCHEDULE 13G          Page 1 of 5 Pages

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)

                        (Amendment No. 8)

                       William Lyon Homes
                       ------------------
                        (Name of Issuer)

                  Common Stock, par value $.01
                  ----------------------------
                 (Title of Class of Securities)

                            552074106
                            ---------
                         (CUSIP Number)

                         January 7, 2005
                         ---------------
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[x]	Rule 13d-1(b)

		[ ]	Rule 13d-1(c)

		[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 552074106               SCHEDULE 13G          Page 2 of 5 Pages


1	Name of Reporting Person	     BRICOLEUR CAPITAL MANAGEMENT LLC

	IRS Identification No. of Above Person			     13-40036

2	Check the Appropriate Box if a member of a Group	     (a)  [ ]

								     (b)  [ ]

3	SEC USE ONLY

4	Citizenship or Place of Organization	      Delaware, United States

  NUMBER OF	5	Sole Voting Power				    0
   SHARES
BENEFICIALLY	6	Shared Voting Power				    0
OWNED BY EACH
  REPORTING	7	Sole Dispositive Power				    0
 PERSON WITH
		8	Shared Dispositive Power			    0

9	Aggregate Amount Beneficially Owned by Each			    0
	Reporting Person

10	Check Box if the Aggregate Amount in Row (9) Excludes		  [ ]
	Certain Shares

11	Percent of Class Represented by Amount in Row 9			   0%

12	Type of Reporting Person					   IA




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CUSIP No. 552074106               SCHEDULE 13G          Page 3 of 5 Pages


Item 1(a).	Name of Issuer:

		William Lyon Homes

Item 1(b).	Address of Issuer's Principal Executive Offices:

		4490 Von Karman Avenue
		Newport Beach, CA  92660

Item 2(a).	Name of Person Filing:

		Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b).	Address of Principal Business Office or, if none,
		Residence:

		12230 El Camino Real, Suite 100
		San Diego, CA  92130

Item 2(c).	Citizenship:

		Delaware, United States

Item 2(d).	Title of Class of Securities:

		Common Stock, par value $.01

Item 2(e).	CUSIP Number:

		552074106

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or
		13d-2(b) or (c), check whether the person filing is a:

		(a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

		(b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

		(c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

		(d) [ ] Investment company registered under section 8 of the Investment Company Act.



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CUSIP No. 552074106               SCHEDULE 13G          Page 4 of 5 Pages


		(e) [x] An investment adviser in accordance with Rule 13d-
		1(b)(1)(ii)(E);

		(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

		(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

		(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

		(i) [ ] A church plan that is excluded from the definition of an investment company under section
		3(c)(14) of the Investment Company Act;

		(j) [ ] Group, in accordance with Rule 13d-
		1(b)(1)(ii)(J).

Item 4.		Ownership.

		Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.		Ownership of Five Percent or Less of a Class.

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.		Ownership of More Than Five Percent on Behalf of Another
		Person.

		Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which
		Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

		Not Applicable.

Item 8.		Identification and Classification of Members of the
		Group.

		Not Applicable.



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CUSIP No. 552074106               SCHEDULE 13G          Page 5 of 5 Pages


Item 9.		Notice of Dissolution of Group.

		Not Applicable.

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By:/s/ Robert M. Poole
                              ---------------------------
			      Robert M. Poole, Management
			      Committee Member


DATED:  January 7, 2005